Exhibit 4.4—Service Agreements of G C Cozzani

VESUVIUS CRUCIBLE COMPANY

4604 CAMPBELLS RUN ROAD

PITTSBURG, PA. 15205

Telephone: 412-923-114

Telex: 199106

Fax: 412-787-5718

Vesuvius Crucible Executive Agreement

WHEREAS Vesuvius Crucible Company, its affiliates and subsidiaries, referred to as the Vesuvius Group of Companies (“Company”) employs the employee identified below (“Employee”) in the capacity identified below (“Management Position”) and

WHEREAS, Company is not prepared to employ or to continue to employ Employee in such capacity unless the terms and conditions of such Employment, and post-termination covenants, are agreed upon by Employee and Company in writing; and

WHEREAS, Employee desires to agree to the covenants relating to his employment and post-employment activities in exchange for the undertakings of Company hereunder.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally to be bound by the “Terms” below and otherwise, agree as follows:

•	Agreement Dated : March 13, 1997

•	Employee Name : Gian Carlo Cozzani

•	Employee Address : Avenue Baron d’Huart, 232 B-1950 Kraainem

•	Management Position : President & CEO Vesuvius Group

•	Basic Term : 24 months

1)	Employment

Company agrees to continue to employ Employee in the Management Position or in such other equivalent capacity as Company shall determine,

and Employee agrees to accept such continuation of employment on the terms and conditions hereafter set forth.

2)	Term

The term of employment of Employee pursuant to this Agreement shall continue until terminated upon the number of months identified above (“Basic Term”) written notice by either party to the other of the intent to terminate as of the end of such period, unless otherwise provided in this Agreement. Subsequent to the giving of the above notice, the term of employment shall continue through such Basic Term; provided, however, after such notice of termination is given Company may, in its discretion, require that Employee cease to perform any services for Company in which case the provisions of section 7 shall apply.

3)	Non-Disclosure of Information

It is understood that the business of the Company is of a confidential nature. During the period of the Employee’s employment by the Company, Employee may have received and/or may secure confidential information concerning Company which, if known to competitors thereof, would damage Company.

Employee agrees that during and after the term of this Agreement he will not, directly or indirectly, divulge, disclose or appropriate to his own use, or to the use of any third party, any secret, proprietary or confidential information or knowledge obtained by him during the term hereof concerning such confidential matters of Company, including but not limited to, information pertaining to trade secrets, systems, manuals, confidential reports, methods, processes, designs, equipment, catalogues, customer lists, operating procedures, equipment and methods used and preferred by Company’s customers, and fees paid by them. Upon termination of this Agreement, Employee shall promptly deliver to Company all materials of a secret or confidential nature relating to the business of Company which are, directly or indirectly, in the possession or under the control of Employee.

4)	Trade Secrets

Employee covenants that he shall, while employed by Company, assign, transfer and set over to Company or its designee all right, title and interest in and to all trade secrets, secret processes, inventions, improvements, patents, patent applications, trademarks, trademark applications, copyrights, copyrights registrations, discoveries and/or other developments (hereafter “Inventions”) which he may thereafter, alone or in conjunction with others, during or outside normal working hours, conceive, make, acquire or suggest at any time which relate to the products, processes, work, research, or other activities of the Company. Any and all Inventions which are of a proprietary nature and which Employee may conceive, may acquire or suggest, either alone or in conjunction with others, during his employment with Company (whether during or outside normal working hours) relating to or in any way pertaining to or connected with Company’s business, shall be the sole and exclusive property of Company or its designee and Employee, whenever requested to do so by Company, shall without further compensation or consideration properly execute any and all applications, assignments or other documents which Company or its designee shall deem necessary in order to apply for and obtain Letters Patent of the United States and/or comparable rights afforded by foreign countries for the Inventions, or in order to assign and convey to Company or its designee the sole and exclusive right, title and any interest in and to the Inventions. This obligation shall continue beyond the termination of this Agreement with respect to Inventions conceived or made by employee during the term of his employment by Company, and shall be binding upon his assigns, executors, administrators and other legal representatives.

5)	Covenant Not to Solicit

Employee agrees that during the term of his employment and for a period of 24 months after termination of employment (for cause by the Company or without cause or as contemplated in section 8/ b/ iii, by the Employee), he will not, directly or indirectly, (i) attempt to hire any employee of Company, (ii) assist in such hiring by any other person, (iii) encourage any such employee to terminate his employment with Company, (iv) encourage any customer of Company to terminate its relationship with Company, (v) encourage any supplier of Company to terminate its relationship with Company.

6)	Termination for Cause : Voluntary Termination

This Agreement may be terminated for cause (as hereinafter defined) at any time by the Company, upon written notice to employee; provided, that in the case of alleged acts of gross negligence or willful misconduct, the Company shall give thirty days written notice to Employee of its intention to terminate this Agreement, which notice shall state with particularity the alleged course of behaviour which the Company has determined to constitute gross negligence or willful misconduct. For purposes hereof, the term “cause” shall be defined as : dishonesty; theft; conviction of a felony; and acts of gross negligence or willful misconduct. If Employee is validly terminated for cause or in the event the employee voluntarily terminates his employment without cause, he shall not be entitled to receive any of the payments or benefits described in section 7.

7)	Termination Without Cause

In the event that company terminates Employee’s employment under this Agreement at any time during the term of this Agreement without cause (as defined in paragraph 6), then in lieu of the notice provisions of Section 2 Company will pay Employee, as liquidated damages or severance pay or both, his salary plus annual incentive compensation (“Total compensation”) (any incentive compensation be equal to the average total incentive compensation as a percentage of Base Salary, paid (excluding for the avoidance of doubt any midterm or other multi-year plan) to the Employee for the two previous years for which such incentive compensation was paid) for a period of twenty-four months after the date of termination so long as Employee has not breached any of the covenants set forth in Sections 3, 4 and 5 above. Within seventy-five days of termination the Company will pay a lump sum equal to twenty-four months of Total Compensation as defined above. In addition to the foregoing payment, the Employee shall be entitled to receive as and when due in accordance with Company’s procedures the amounts of incentive compensation, including any mid-term or other multi-year plan, earned through the date of termination. During this twenty four month period the company shall also continue, so long as Employee has not breached any of the Covenants set forth in Section 3, 4 and 5 above, life insurance, all health and accident insurance, pension (as defined below), hospitalization and dental programs, as may be generally available from time to time to similar employees of Company but no other employee benefits such as savings, stock options or the like, or any other benefits, shall be continued. The Employee shall be continued for purpose of benefit accrual and participation under Company’s pension program for this period including any supplemental program in which the Employee may be participating.

8)	Termination Following Change of Control

a)	For purposes of this paragraph 8, a “Change of Control” shall mean the occurrence of any of the following:

i)	Cookson Group Plc or one of its subsidiaries (“Cookson”) ceases to own the majority of shares of the capital stock of the Company, or grants an irrevocable proxy to any person or enters into any other agreement or arrangement pursuant to which Cookson ceases to be able to exercise effective control over the Company.

ii)	The Company sells all or substantially all of its assets; or Cookson sells all or substantially all of its assets, or merges or consolidates with another corporation and is not the surviving corporation or as the result of which the shareholders of Cookson immediately prior to the consummation of such transaction cease to own, immediately after the consummation of such transaction, stock of Cookson having at least seventy-five percent (75%) of the voting power in the election of directors; or any person, group, corporation or other entity other than Cookson or a wholly-owned subsidiary of Cookson purchases shares of capital stock of Cookson pursuant to a tender offer or exchange offer to acquire any capital stock of Cookson (or securities convertible into capital stock) for cash, securities or any other consideration, provided that after consummation of the offer, the person, group, corporation or other entity in question is the beneficial owner, directly or indirectly, of twenty-five percent (25%) or more of the outstanding capital stock of Cookson having the power to vote in the election of directors; or

iii)	there shall have been a change in a majority of the members of the Board of Directors of Cookson within a 12 month period unless the election or nomination for election of each new director was approved by the vote of two-thirds of the directors of Cookson then in office who were in office at the beginning of the 12 month period.

b)	Notwithstanding any other provision of this Agreement, following a Change in Control the Employee’s employment hereunder may be terminated only in accordance with the following:

i)	by the Company for “cause” as defined in paragraph 6 of this Agreement;

ii)	by either the Company or the Employee, if the Employee accepts employment or a consulting position with another company;

iii)	by the Employee, if he determines in good faith that there has been any (1) material change by the Company of the Employee’s functions, duties or responsibilities which change would cause the Employee’s position with the Company to become of less dignity, responsibility, importance, prestige or scope from that occupied by the Employee during the period preceding the Change of Control, including, without limitation, a diminuation in perquisites to which the Employee is currently entitled, such as office size and status, and secretarial and support staff, (2) assignment or reassignment by the Company of the Employee to another place of employment more than fifty miles from the Employee’s current place of employment, (3) liquidation, dissolution, consolidation or merger of the Company, or transfer of all or substantially all of its assets, other than a transaction in which a successor corporation with a net worth at least equal to that of the Company assumes this Agreement and all obligations and undertakings of the Company hereunder, (4) reduction in the Employee’s total compensation or any component thereof or (5) other material breach of this Agreement by the Company, by written notice to the Company, specifying the event relied upon for such termination and given at any time within 1 year after the occurrence of such event;

iv)	by the Company upon the death of the Employee, in which the Company death benefit programs would apply;

(c)

In the event of any termination of the Employee’s employment hereunder (i) by the Employee pursuant to clause (iii) of paragraph (b), above, or (ii) by the Company for any reason other than those specified in clauses (i), (ii) or (iv) of subparagraph (b), above, then, within seventy five business days after any such termination the Company shall pay to the Employee the following amounts, and shall provide the

Employee and the dependants, beneficiaries and estate of the Employee with the following, as liquidated damages or severance pay or both;

i)	a lump sum cash amount equal to a sum of twenty four months total compensation as defined in section 7.

ii)	a lump sum cash amount equal to the present value of the contributions which would have been made by the Company or any subsidiary of the Company to the Employee’s account pursuant to any savings or thrift plan and pension plan maintained by the Company in which the Employee was participating immediately prior to such termination and to be entitled to such contributions during the twenty four month period. For purposes of calculating the lump sum cash payments provided by paragraph (c), above, present value shall be determined by using a discount factor equal to one percentage point below the Prime Rate, compounded annually. The “Prime Rate” shall be the base rate on unsecured short-term corporate loans and large U.S. money center commercial banks as reported in the Wall Street Journal (or, if such rate is no longer published, such other base rate on unsecured short-term corporate loans by large money center commercial banks in the United States to their most credit-worthy customers as published by any newspaper or periodical of general circulation) as of the date on which termination shall have occurred.

iii)	for a period of twenty four months, commencing with the month in which termination shall have occurred, the Employee shall continue to be entitled to all employee benefits provided to the Employee at the time of termination (other than benefits for which a lump sum payment is made as provided in (ii) above), as if the Employee were still employed during such period under this Agreement, with benefits based upon the compensation used to calculate the payments provided by clause (i) of this paragraph (c) above, and if and to the extent that such benefits shall not be payable or provided under any such plan, the Company shall pay or provide such benefits on an individual basis.

9)	Relationship to other Employee Rights

The provisions of Sections 7 and 8 are intended to provide the Employee with a minimum benefit if under applicable law or other applicable documentation governing his employment or the termination thereof the benefits (such other benefits being hereinafter referred as “Alternate Benefit”) are less. The Employee shall have the right to irrevocably elect his Alternate Benefit in lieu of the entirety provided in each of Sections 7 or 8. If the Employee elects his Alternate Benefit, he shall be entitled to none of the benefits provided in Section 7 and 8. If the election is not made in writing within sixty (60) days of termination, the Employee shall be deemed to have irrevocably waived (and Employee hereof agrees to waive) the Alternate Benefit. If Employee waives his rights to the Alternate Benefit, the Employee agrees to execute such further documents to confirm, ratify, evidence or implement such waiver as the Company may reasonably request. Notwithstanding the foregoing waiver, in the event the Company has paid or provided any benefits under Section 7 or 8 and it is thereafter held by a court or other tribunal of competent jurisdiction that the Employee is entitled to an Alternate Benefit, the Company shall be entitled to a full credit in the amount of the value (including but not limited to the time value) of the benefits paid or provided by the Company hereunder against any obligations it may have to pay the Alternate Benefit.

10)	Burden and Benefit

This Agreement shall be binding upon, and shall insure to the benefit of, Company and Employee, and their respective heirs, personal and legal representatives, successors and assigns.

11)	Governing Law

In view of the fact that the principal business office of Company is located in Champaign, Illinois, it is understood and agreed that the construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of the State of Illinois (without giving affect to the principles of conflict of laws).

12)	Severability

The invalidity of all or any part of any portion of this Agreement shall not render invalid the remainder of this Agreement or the remainder of such portion. If any provision of this Agreement is so broad as to be unenforceable, it is expressly intended by the parties hereto that such provision shall be interpreted to be only so broad as is enforceable.

13)	Entire Agreement ; Amendment

This Agreement contains the entire agreement and understanding by and between Company and Employee with respect to the employment of Employee, and no representation, promises, agreements or understandings, written or oral, not contained herein shall be of any force of effect except to the extent contemplated by Section 9 hereof. This Agreement supersedes all prior agreements except to the extent contemplated by Section 9 hereof. No change or modification of this Agreement shall be valid or binding unless it is in writing and signed by the party intending to be bound. No waiver of any provision of this Agreement shall be valid unless it is in writing and signed by the party against whom the waiver is sought to be enforced. No valid waiver of any provision of this Agreement at any time shall be deemed a waiver of any other provision of this Agreement at such time or at any time.

14)	Notice

All notices or other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage mail or delivered personally or by courier to the following addresses:

Vesuvius International Corp.,	Avenue Baron d’Huart 232
Mechelsesteenweg 455 B1	1950 Kraainem
B-1950 Kraainem, Belgium	Belgium

IN WITNESS WHEREOF, Company and Employee have duly executed this Agreement as of the day and year first written above.

Company:	VESUVIUS CRUCIBLE COMPANY

/s/ STEPHEN HOWARD
Stephen L. Howard Chairman

Employee:	/s/ GIAN-CARLO COZZANI
Gian-Carlo Cozzani

VESUVIUS INTERNATIONAL

Mechelsesteenweg 455/1

1950 Kraainem—Belgium

ARBEIDSOVEREENKOMST VOOR BEDIENDEN

Tussen:	VESUVIUS INTERNATIONAL CORPORATION

Mechelsesteenweg 455 BI

1950 Kraainem

hierna vermeld als “werkgever”

hiere vertegenwoordigd door Jean-Pierre Malherbe

in de hoedanigheid van Directeur der Financiën

enerzijds,

En:	Mr. Gian Carlo Cozzani

Avenue Baron d’Huart 232

1950 Kraainem

hierna vermeld als “de bediende”

anderzijds

Werd overeengekomen hetgeen volgt:

1.	De werkgever werft de bediende aan vanaf 5 mei 1997 in de functie van Chief Executive Officer.

2.	De bediende verbindt er zich toe zijn volledige aandacht en tijd te besteden aan de uitvoering van dit contract. Bijgevolg verbindt de bediende er zich toe om buiten de Vesuvius groep geen andere tewerkstelling te aanvaarden, noch als werknemer noch als zelfstandige.

3.	De bediende wordt voltijds aangeworven en zijn uurrooster is vastgesteld in het Arbeidsreglement. De werkgever behoudt zich het recht voor om het uurrooster te bepalen, rekening houdend met de noden van de onderneming.

4.	De bediende heeft recht op 6 (zes) weken jaarlijkse vakantie. Het tijdstip waarop de bediende met vakantie gaat zal ieder jaar vastgesteld worden in akkoord tussen de werkgever en de bediende. Ingeval de vakantie collectief genomen wordt, zal de vastgestelde regeling bekend gemaakt worden ad valvas.

Telephone:	(02) 766 01 30 R.C.M. 98.837
Fax::	(02) 767 13 51 TVA BE 402.984.421
Banque KB 437.501191.25
Vesuvius International Corporation
A Cookson Company

5.	De bruto bezoldiging van de bediende wordt vastgesteld op 743.361 BF. per maand (x 13.8975 voor een volledig kalenderjaar). De persoonlijke bijdragen voor de groepsverzekering en de maaltijdcheques worden aan de bron afgehouden.

Er wordt uitdrukkelijk overeengekomen tussen de werkgever en de bediende dat de boven de wedde uitbetaalde gratificaties, hoe hun benaming ook weze, altijd het karakter van vrijgevigheid behouden, wat ook hun bedrag en frequentie moge zijn. De storting gedurende meerdere jaren betekent niet dat de betaling van een gratificatie als een verworven recht beschouwd kan worden.

Bovendien kan de bediende geen aanspraak maken op een pro-rata premie of gratificatie in geval van vertrek voor het tijdstip van de uitbetaling van deze premie of gratificatie.

De bediende aanvaardt de betaling van zijn wedde door overschrijving op een bank of postrekening.

6.	De werkgever geeft aan de bediende een tussenkomst in zijn maaltijdkosten onder de vorm van Maaltijdcheques, conform het Koninklijk Besluit van 31 januari 1994, gewijzigd door het K.B van 28 november 1969, genomen in uitvoering van de wet van 27 juni 1969, tot wijziging van het Wetbesluit van 28 november 1944 betreffende de sociale zekerheid van de werknemers (Belgisch Staatsblad van 18 februari 1994) onder de volgende voorwaarden:

a.	Het aantal toegekende maaltijdcheques moet precies gelijk zijn aan het aantal door de bediende werkelijk gepresteerde arbeidsdagen.

b.	De maaltijdcheque wordt op naam van de bediende afgeleverd. Deze voorwaarde wordt geacht te zijn vervuld als de toekenning ervan en de daarop betrekking hebbende gegevens voorkomen op de individuele rekening van de bediende.

c.	De maaltijdcheque vermeldt duidelijk dat de geldigheid vervalt na drie maanden en dat hij slechts mag worden gebruikt ter betaling van een eetmaal of voor de aankoop van verbruiksklare voeding.

d.	De tussenkomst van de werkgever per maaltijdcheque mag 180 bf. niet overschrijden.

e.	De persoonlijke bijgrage van de werknemer wordt beperkt tot 44 bf. per maaltijdcheque.

f.	De cheques die betrekking hebben op een bepaalde kalendermaand worden aan de bediende overhandigd in de loop van de maand die volgt op deze waarvoor de cheques verschuldigd zijn.

7.	Voor de beëindiging van het contract worden de bepalingen van de Wet van 3 juli 1978 op de arbeidsovereenkomsten toegepast.

8.	Voor het berekenen van de desgevallend toe te kennen opzeggingstermijn en/of vergoeding, zal rekening gehouden worden met een aan de werknemer toegekende conventionele anciënniteit ingaande op 1 mei 1988.

9.	In geval van verbreking van onderhavig contract wegens dringende reden kan de partij die verplicht was de overeenkomst te verbreken eventueel schadevergoeding eisen. Kan als zwaarwichtige reden worden beschouwd, iedere ernstige fout die het verder verloop van het contract professioneel onmiddellijk onmogelijk maakt.

10.	Aan de bediende zullen reiskosten vergoed worden in zoverre deze binnen redelijke grenzen blijven en na voorlegging van geldige bewijsstukken.

11.	Voor het uitoefenen van zijn functie wordt een firmawagen aan de werknemer ter beschikking gesteld. Deze wagen zal gebruikt worden volgens de voorwaarden die voorzien zijn in het bestaande gebruiksreglement van de onderneming. De werknemer is tevens gemachtigd het hem toevertrouwde voertuig buiten zijn functie, voor persoonlijke doeleinden te gebruiken. In dat geval zullen de uitgaven voor desbetreffende brandstof te zijner laste vallen.

12.	De bediende erkent dat hij gedurende de uitvoering van zijn contract op de hoogte gebracht zal worden van vertrouwelijke zaken, van handels- en industriële geheimen en van technische inlichtingen. Hij zal onder geen voorwaarde gedurende of na de beëindiging van deze overeenkomst zulke geheimen of inlichtingen aan derden doorgeven zonder geschreven toelating van de werkgever. Tedere tekortkoming van deze verplichting gedurende de overeenkomst zal als een dringende reden beschouwd worden conform de wet op de arbeidsovereenkomsten en kan aanleiding geven tot schadevergoeding.

13.	Er wordt overeengekomen dat indien de bediende uit dienst van de werkgever gaat voor om het even welk motief, hetzij door opzeg van de werkgever, of door opzeg vanwege de werknemer zelf, deze niet in dienst mag gaan bij een onderneming die gelijkaardige producten maakt of verdeelt als deze van de werkgever, noch dat hij voor eigen rekening een gelijkaardige onderneming mag beginnen. Deze clausule van niet-concurrentie is beperkt tot een periode van één jaar vanaf de dag waarop de bediende ophield deel uit te maken van het personeel van de werkgever. Bij niet-naleving van dit concurrentieverbod, is de bediende aan de werkgever een vergoeding verschuldigd van één jaar brutoloon op het niveau van het loon op het ogenblik van einde contract.

14.

De bediende erkent dat alle uitvindingen, ontdekkingen of verbeteringen van procedures of fabricagegeheimen door hem gedaan of gerealiseerd gedurende deze overeenkomst automatisch en zonder vergoeding eigendom van de onderneming zijn. Alle uitvindingen, ontdekkingen of verbeteringen van procédés of fabricagegeheimen gedaan gedurende een periode van een jaar na de beëindiging van het contract zullen beschouwd worden als gedaan of gerealiseerd gedurende het verloop van het contract en zullen bij gebreken aan andersduidende bewijzen, ook door de onderneming als dusdanig verworven worden.

15.	Bij de beëindiging van het contract, welke ook het motief moge zijn, zal de bediende aan de werkgever alle documenten, papieren en andere voorwerpen die aan deze laatste toebehoren teruggeven.

16.	In geval van geschil ontrent de interpretatie van dit contract, zullen de partijen proberen tot een minnelijke schikking te komen. Indien zij daar niet in slagen, zullen slechts de rechtbank en de wetgeving waaronder de werkgever ressorteert, bevoegd zijn.

17.	De bediende verbindt er zich toe om alle bepalingen van het Arbeidsreglement na te leven in zoverre deze niet tegengesproken zijn in onderhavige overeenkomst.

18.	Alle clausules van onderhavige overeenkomst zijn apart en gescheiden. Indien een of andere clausule of paragraaf als illegaal of nietig beschouwd wordt, heeft dit geen invloed op de geldigheid van de overige clausules of paragrafen van dit contract.

Opgemaakt in twee exemplaren, te Kraainem, op 5 mei 1997.

leder van de partijen erkent een origineel exemplaar van het contract ontvangen te hebben.

Gelezen en goedgekeurd,

De Bediende	De Werkgever

/s/ GIAN CARLO COZZANI	/s/ JEAN-PIERRE MALHERBE

Translation of Belgian Contract 5 May 1997

EMPLOYMENT CONTRACT FOR EMPLOYEES

Between:	VESUVIUS INTERNATIONAL CORPORATION
Mechelsesteenweg 455 BI
1950 Kraainem
Hereinafter referred to as the “Employer”

Represented by Mr. Jean-Pierre Malherbe
In his capacity of Finance Director
On the one hand

And:	Mr. Giancarlo Cozzani
Avenue Baron d’Huart 232
1950 Kraainem
Hereinafter referred to as the <<Employee>>

On the other hand

It has been agreed upon as follows:

1.	The Employer hires the Employee as of May 5, 1997 in the capacity of Chief Executive Officer.

2.	The Employee undertakes to devote all his time and attention to the performance of this contract. As a consequence, the Employee undertakes not to accept outside the Vesuvius group any work, neither as employee nor as self-employed.

3.	The Employee is hired on a full-time basis and his working schedule is fixed in the company’s working regulation. The Employer reserves the right to fix the working schedules taking into consideration the needs of the company.

4.	The Employee has a right to 6 (six) weeks yearly vacation. The time at which the Employee shall be on vacation shall be fixed in agreement between the Employer and the Employee. In case of collective vacation, the fixed rule shall be notified on the notice board.

5.	The gross compensation of the Employee is fixed at 743,361 BF per month (x 13.8975 for a full calendar year). The Employee’s contributions to the group insurance and to the meal tickets shall be deducted from this amount.

It is expressly agreed between the Employee and the Employer that any gratification paid in excess of the compensation, whatever they are called, shall always keep the character of gratuities whatever their amount and their frequency. The payment during several years does not mean that the payment of a gratification can be deemed as an acquired right.

Furthermore, the Employee has not right to the prorata of a premium or of a gratification in case of departure before the time of payment of this premium or gratification.

The Employee accepts the payment of his salary by way of a wire transfer on his bank giro account.

6.	The Employer intervenes in the lunch cost of the Employee under the form meal tickets in compliance with the Royal Decree of 31st of January 1994 as modified by the Royal Decree of 28th of November 1969, issued in implementation of the law of 27th June 1969, which modified the law of 28th of November 1944 concerning the social security of the employees (Belgian Official Gazette of February 18, 1994) under the following conditions:

a.	The number of meal tickets awarded must be precisely equal to the number of working days effectively worked by the Employee.

b.	The meal tickets are delivered in the name of the Employee. This condition is deemed to be completed if the award of the meal ticket and the associated information are mentioned in the individual account of the Employee.

c.	The meal tickets mention clearly that their validity expires after three months and that they can only be used for the payment of a meal or for the purchase of food.

d.	The participation of the Employer per meal ticket cannot exceed 180 BF.

e.	The individual contribution of the Employee is limited to 44 BF per meal ticket.

f.	The meal tickets which concern a specific calendar month are delivered to the Employee in the course of the month which follows the month for which the meal tickets are due.

7.	The provisions of the law of July 3, 1978 concerning the employment contract shall apply to the termination of the contract.

8.	For the computation of the notice/indemnity in lieu of notice, a contractual length of service for the Employee starting as of 1st of May 1988 shall be taken into consideration.

9.	In case of termination of this contract for serious misconduct, the party which was forced to terminate the contract can claim damages. Can be considered as serious misconducts, each serious fault which causes the further continuation of the professional contract immediately impossible.

10.	The Employee shall be reimbursed his travel costs provided that these travel costs remain within reasonable limit, and after production of valid justifications.

11.	A company car is put at the disposal of the Employee for the performance of his contract. This company car shall be used in accordance with the conditions which are set forth in the existing rules of use in force within the company. The Employee is authorized to use the company car outside the framework of his function for private purposes. In that case, the applicable gasoline costs shall be at his expenses.

12.	The Employee recognizes that during the performance of his contract, he shall be made aware of confidential matters, trade and industrial secrets and technical information. The Employee shall not disclose to third parties under any condition whatsoever, during and after the termination of this agreement any such secrets or information without the written authorization of the Employer. Each breach of this obligation during the employment contract shall be deemed as a serious misconduct in compliance with the Law on Employment Contract and can give rise to damages.

13.	It is agreed that if the Employee leaves the Employer for whatever reason, be it as a result of a notice by the Employer of a notice by the Employee himself, he may not enter in the services of a company which produces or distributes products similar to those of the Employer. He shall also not start for his own account a similar enterprise. This no-compete provision is limited to a period of one year as of the date the Employee stops to be part of the personnel of the Employer.

In case of non-compliance with this no-compete prohibition, the Employee shall owe to the Employer an indemnity equal to one year gross salary at the level of the salary at the time of termination of the contract.

14.	The Employee recognizes that all inventions or improvements of processes or production secrets which are made or realized by him during this agreement shall automatically be the property of the company without any indemnity. All inventions, or improvements of processes and production secrets made or realized during a period of one year after the termination of the contract, shall be deemed to have been made during the validity of the contract and shall be also be considered as acquired to the company unless the contrary can be proven.

15.	On the termination of the contract for whatever reason, the Employee shall return to the Employer all documents, papers and other projects which belong to the Employer.

16.	In case of dispute concerning the interpretation of this contract, the parties shall try to come to an agreement. In case there is no agreement, the courts and the law under which the Employer falls shall be exclusively competent.

17.	The Employee undertakes to comply with all provisions of the company’s working regulation insofar as those provisions are not contradictory to this agreement.

18.	All provisions of this agreement are separate. In case of one of the provisions or a paragraph would be deemed illegal or null and void, it shall have no influence on the validity of the remaining provisions or paragraphs of this contract.

Made in Kraainem in two copies, on May 5, 1997

Each party recognizes to have received an original of the contract duly signed.

The Employee	the Employer

STRICTLY CONFIDENTIAL—ADDRESSEE ONLY	Cookson Group plc
The Adelphi, 1-11 John Adam Street
London WC2N 6HJ
Telephone : (0171) 766 4500
Fax : (0171) 747 6600
22 July 1999	Web Site: http://www.cooksongroup.co.uk

Mr Gian Carlo Cozzani

c/o Vesuvius International Corporation

Belgium

Dear Gian Carlo

COOKSON GROUP plc—DIRECTORSHIP

I am writing formally to confirm that at a Board meeting of Cookson Group plc (“Cookson”) held on 1 March 1999 you were appointed as a Director of Cookson with effect from 1 April 1999.

The purpose of this letter (apart from confirming your appointment) is to set out certain conditions which will apply to you as a consequence of your appointment and for this purpose this letter will be executed as a deed by you and Cookson. Where necessary, to ensure compliance with the Combined Code on Corporate Governance (the “Combined Code”), the requirements of the Listing Rules of the London Stock Exchange, relevant UK legal requirements and to give effect to the provisions of this letter, you will be required to execute such further documents (including any required under UK law) to formalise your relationship with Cookson. Richard Malthouse has already been in contact with you about what is necessary in this respect.

In this letter “Board” means the Board of Directors of Cookson; “Director” means a director of Cookson; and “Group” means Cookson, any company which is a subsidiary of Cookson or is a company having an ordinary share capital of which not less than 20 per cent is owned directly or indirectly by Cookson (applying the provisions of Section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership) or is a holding company of Cookson or a subsidiary of any such holding company and the expressions “subsidiary” and “holding company” have the meanings given in Section 736 of the Companies Act 1985 (as amended by the Companies Act 1989).

1	TERM

Since your appointment will be subject to Cookson’s Articles of Association, you will be required initially to hold office as a Director only until the first Annual General Meeting after your appointment (in May 1999) when you will then be subject to election by the shareholders. Thereafter you will be required to seek re-election in accordance with the Articles.

2	SCOPE OF APPOINTMENT

As a consequence of your appointment as a Director of Cookson, you are made a fiduciary of Cookson. This means that you must not put yourself in a position where Cookson’s interests conflict with your personal interests or your duty to a third party. You must always act in good faith in the interests of Cookson and you must not make a profit from your position as a Director of Cookson. For example, when acting as a Director of Cookson, Cookson’s interest will take precedence over your responsibilities to Vesuvius.

The scope of your duties in relation to your position as a Director of Cookson have been explained to you by the Group Secretary. These will not be fixed over the duration of your appointment and you should be prepared to assume extra or alternative duties from time to time to properly fulfil your role.

You will be required as a part of your general duties under your employment arrangements to attend Board Meetings of Cookson and such other Directors’ meetings and committee meetings as may be required. These meetings may be held in the United Kingdom or anywhere else in the world.

The remuneration which you receive pursuant to your employment arrangements is deemed to include any sums to which you are entitled as a Director of Cookson.

3	FURTHER APPOINTMENTS

You agree that you will not, while you are a Director of Cookson, accept any appointments as a Director or officer of any other company outside of the Group without the consent of the Board. This does not affect any non-Executive positions which you currently hold.

4	DEALING IN SECURITIES

The Board has adopted the London Stock Exchange’s Model Code and you must comply with the Code (as issued from time to time). Your obligations in this respect have been explained to you by the Group Secretary. It is your responsibility to ensure that you and every person connected with you complies with the Code and any additional rules and regulations issued by Cookson. You should also bear in mind the obligation on all Directors to keep the Group Secretary informed of any change in their shareholdings or those of any person connected with them in accordance with agreed procedures in place from time to time.

5	INDEPENDENT PROFESSIONAL ADVICE

You are entitled to take independent professional advice at Cookson’s expense if you consider it necessary (although such advice should not extend to your personal position as an employee of Cookson or to day-to-day operational matters which should be dealt with in accordance with the usual procedures of the business entity concerned). In cases where seeking independent advice is appropriate, you should discuss the issue with one or more of the Chairman, the Chief Executive or the Group Secretary in advance. A brief summary of the subject matter on which you intend to take advice, together with the name of the proposed advisers, should be given to the Group Secretary. Thereafter, the advice obtained should be made available to the full Board.

6	DIRECTOR’S LIABILITY INSURANCE

Cookson presently purchases and maintains insurance for the Directors of Cookson to indemnify them against certain liabilities which they may incur in their capacity as directors or officers of Cookson, including liabilities in respect of which Cookson is unable to provide an indemnity by virtue of Section 310 of the Companies Act 1985. The provision or otherwise of this insurance will be reviewed periodically.

7	CORPORATE GOVERNANCE

Cookson seeks to adopt best practice with regard to corporate governance including, but not limited to, compliance with the recommendations of the Combined Code.

8	INTERESTS IN CONTRACTS

You are obliged to disclose to Cookson any interests you have as a consequence of being a Director or shareholder in Cookson in any contract or proposed contract with Cookson. These disclosure requirements, which are imposed upon you by law, will apply in the event of your acquiring any interest in a contract or proposed contract by virtue of you being either a director or a shareholder in any other company. Continued compliance with these disclosure requirements is of utmost importance and I recommend that if you are in any doubt as to your obligations in this respect you speak to the Group Secretary.

9	CONFIDENTIALITY AND COVENANTS

9.1	In recognition of the valuable information and personal knowledge of and influence over suppliers and customers of member companies of the Group you will have acquired to date as an employee working in the Group and/or will acquire during your Directorship, you agree with Cookson (for itself and on behalf of the other members of the Group) that the following provisions will be enforceable against you both during and after your term of appointment as a Director of Cookson.

9.2	You will, both during and after your appointment as a Director, keep confidential all information including trade secrets or other confidential, technical or commercial information of the Group relating to the Group’s business, organisation, transactions, accounts, finance or affairs, business opportunities and proposals and including in particular names of customers and suppliers which confidential information shall include any information you may receive in respect of our business contacts or interests. You will not, other than in the proper performance of your duties or with the consent of the Board or as required by a court of competent jurisdiction, use, divulge or communicate such information to any other person, firm or organisation during or after the termination of your Directorship. This restriction shall not apply to information which may come into the public domain other than through your unauthorised disclosure.

9.3	If required by Cookson you will enter into agreements with other members of the Group with regard to confidential information (which for the avoidance of doubt shall include any information you may receive about business contacts or interests) received or obtained by you in confidence regarding the Group.

9.4	In this paragraph:-

“Associated Company” means any company in the Group;

“Restricted Period” means the period of twelve months commencing on the Relevant Date;

“Geographical Area” means United States, Canada, Italy, Spain, Germany, Sweden, Belgium, Germany, France, the United Kingdom and any other country within which you had performed duties or activities or had access to confidential information on behalf of Cookson or any Associated Company at any time during the 12 months prior to the termination of your Directorship of Cookson;

“Senior Employee” means an executive, manager, employee in receipt of product, process, customer or other technical information, or any other employee who reports directly to you;

“Relevant Date” means the date on which you cease to be a Director of Cookson.

As a Director of Cookson and employee working within the Group you are likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers and employees of Cookson and its associated companies whilst you hold office. To protect these interests of Cookson, you agree with Cookson that you will be bound by the following covenants during the Restricted Period:

9.4.1	you will not be employed in, or carry on for your own account or for any other person, whether directly or indirectly, (or be a director in any company engaged in) any business which is or is about to be in competition with any business of Cookson or any Associated Company within the Geographical Area provided you were concerned or connected with that business at any time during the 12 months prior to the termination of your Directorship of Cookson;

9.4.2	you will not either on your own behalf or for or with any other person, whether directly or indirectly, canvass or solicit in competition with Cookson or any Associated Company the custom of any person who at any time during the 12 months prior to the termination of your Directorship of Cookson was a customer of, or in the habit of dealing with, Cookson or (as the case may be) any Associated Company and in respect of which you had access to confidential information or with whose custom or business you were personally concerned;

9.4.3	you will not either on your own behalf or for or with any other person, whether directly or indirectly, canvass or solicit or endeavour to canvass or solicit in competition with Cookson or any Associated Company the custom of any supplier of Cookson (or as the case may be any Associated Company) with whom you were personally concerned during the 12 months prior to the termination of your Directorship of Cookson or in respect of which you were in possession of confidential information or, in respect of such suppliers, seek to interfere or otherwise damage the relationship between that supplier and Cookson or any Associated Company;

9.4.4	you will not either on your own behalf or for or with any other person, whether directly or indirectly, deal or otherwise accept in competition with the Company or any Associated Company the custom of any person who was at any time during the 12 months prior to the termination of your Directorship of Cookson a customer of, or in the habit of dealing with, Cookson or (as the case may be) any Associated Company and in respect of which you had access to confidential information or with whose custom or business the you were personally concerned;

9.4.5

you will not either on your own behalf or for or with any other person, whether directly or indirectly, entice or try to entice away from Cookson or any Associated Company any person who was a Senior Employee, director or officer of such a company at any time during the 12 months prior to the termination of your Directorship of Cookson and with whom you had worked at any time during that period.

9.5	Each of the paragraphs 9.4.1 to 9.4.5 above constitute an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

9.6	Following the Relevant Date, you will not represent yourself as being in any way connected with the businesses of Cookson or of any Associated Company (except to the extent agreed by such a company).

9.7	Any benefit given or deemed to be given by you to any associated company under the terms of paragraph 9.4 above is received and held on trust by Cookson for the relevant company. You will enter into appropriate protective covenants directly with other associated companies if asked to do so by Cookson.

10	CHANGE OF CONTROL

For the present time, you will remain employed by Vesuvius Crucible Company (the “Company”) pursuant to the terms of the agreement dated 13 March 1997 (the “Company agreement”). However, to reflect your appointment to the Board of Cookson, the following clause will apply on change of control of Cookson in substitution for paragraphs 8 and 9 of the Company agreement and you agree that you will enter into the attached letter of variation in order to effect this variation:

“8 (a)	For these purposes of this paragraph 8, a “Change in Control” shall mean the occurrence of any of the following:

(i)	Cookson sells all or substantially all of its assets, or merges or consolidates with another corporation and is not the surviving corporation or as the result of which the shareholders of Cookson immediately prior to the consummation of such transaction cease to own, immediately after the consummation of such transaction, stock of Cookson having at least seventy-five percent (75%) of the voting power in the election of directors; or any person, group, corporation or other entity other than Cookson or a wholly-owned subsidiary of Cookson purchases shares of capital stock of Cookson pursuant to a tender offer or exchange offer to acquire any capital stock of Cookson (or securities convertible into capital stock) for cash, securities or any other consideration, provided that after consummation of the offer, the person, group, corporation or other entity in question is the beneficial owner, directly or indirectly, of twenty-five percent (25%) or more of the outstanding capital stock of Cookson having the power to vote in the election of directors; or

(ii)	there shall have been a change in a majority of the members of the Board of Directors of Cookson within a 12 month period unless the election or nomination for election of each new Director was approved by the vote of two-thirds of the Directors of Cookson then in office who were in office at the beginning of the 12 month period.

(b)	Notwithstanding any other provisions of this agreement following a Change in Control the Employee’s employment may be terminated only in accordance with the following:

(i)	by the Company, for “cause” as defined in paragraph 6 of this agreement;

(ii)	by either the Company or the Employee in accordance with the provisions of paragraphs 2 or 7 of this agreement;

(iii)	by the Employee, if the Employee determines in good faith that there has been any (1) material change by the Company of his functions, duties or responsibilities which change would cause his position with the Company to become of less dignity, responsibility, importance, prestige or scope from that occupied by the Employee during the period immediately preceding the Change in Control, including, without limitation a diminution in perquisites to which the Employee is currently entitled, such as office size and status, and secretarial and clerical staff; or (2) assignment or reassignment by the Company of the Employee to another place of employment more than fifty miles from his current place of employment; or (3) liquidation, dissolution, consolidation or merger of the Company, or transfer of all or substantially all of its assets, other than a transaction in which a successor corporation with a net worth at least equal to that of the Company assumes all obligations and undertakings of the Company in relation to your employment; or (4) reduction in the Employee’s total compensation or any component thereof; or (5) other material breach of the terms of the Employee’s employment; by written notice to the Company, specifying the event relied upon for such termination and given at any time within one year after the occurrence of such event.

(iv)	Notification of the termination of the Employee’s employment in accordance with paragraph 8(b)(iii) above will also be treated as notice of the Employee’s resignation of his Directorship of Cookson, such resignation to take effect forthwith on receipt if given by hand or sent by fax or if given by post, on the next working day after the day of posting.

(c)	In the event of any termination of the Employee’s employment by the Employee pursuant to paragraph 8(b)(iii) above then after such termination the Company shall pay promptly to the Employee the amounts described in paragraph 8(d) below, and shall provide the Employee and his dependants, beneficiaries and estate with such amounts, as liquidated damages or severance pay or both (such payments to be in lieu of and in replacement for any other payments which might otherwise be due to the Employee pursuant to this agreement on account of such termination).

(d)	In the event that the Employee elects to terminate his employment and his Directorship of Cookson in accordance with paragraph 8(c) above the Company shall:-

(i)	pay to the Employee a sum equal to base salary (as at the date of termination) for a period equivalent to the Basic Term; and

(ii)	pay to him a sum representing incentive compensation for a period equivalent to the Basic Term. For these purposes, the Employee’s incentive compensation will be calculated by reference to the average of the total incentive payments due to him (excluding any mid-term incentive payments) in the period of two years ending on the date on which his employment with the Company terminates; and

(iii)	pay to him the annual and mid-term incentive payments due to him up to the date on which his employment with the Company terminates. These incentive payments will be paid to him as and when such payments are made to other participants in the plans under which they are due; and

(iv)

pay to him a cash lump sum equal to the present value of the contributions which would have been made by Cookson or any subsidiary of Cookson to his account pursuant to any savings or thrift plan or pension plan maintained by the Company in which he was participating immediately prior to such termination in respect of a two year period. In determining the amount of such lump sum, the present value will be determined by using a discount factor equal to one percentage point below the Prime Rate, compounded annually. The “Prime Rate” shall be the base rate on unsecured short-term corporate loans at large US money center commercial banks as reported in the Wall Street Journal (or, if such rate is no longer published, such other base rate on unsecured short-term corporate loans by large money center commercial banks in the US to their most credit-worthy customers as published by any newspaper or periodical of general circulation) as of the date on which termination shall have occurred; and

(v)	for a period of 24 months commencing on the date of termination, the Employee will be entitled to all employee benefits provided to him at the time of termination (other than those for which a lump sum payment is made pursuant to paragraph 8(d)(iv) above) as if he had remained employed during such a period. For the purpose of determining such benefits, reference will be made to his base salary and/or base salary and incentive payments (excluding mid-term incentive payments) (as appropriate for each particular benefit) as at the time when his employment terminated. To the extent that such benefits cannot be paid or provided under any plan operated by Cookson or any subsidiary of Cookson, any such company shall pay or provide such benefits on an individual basis. The benefits provided in this paragraph 8(d)(v) will be secondary and supplemental to any comparable benefits provided by another employer.

Sums referred to in this paragraph 8(d) will be subject to such deductions as are required by law (including, but not limited to tax and social security).

(e)	Sums paid under paragraphs 8(d) or 7 of this agreement shall be paid in full and final settlement of all and any claims the Employee has or may have arising out of the termination of his employment with the Company and, if relevant, his Directorship of Cookson, and he agrees that, if required by the Company or Cookson and before any payment becomes due under this paragraph 8 or paragraph 7 of this agreement, he will enter into such further agreements or execute such further documents including for example, share transfer certificates, as the Company or Cookson may require for the purpose, inter alia, of compromising or settling any claims under any relevant employment protection legislation.

9	Paragraph 7 of this agreement shall be interpreted so that any non-cash benefits provided to the Employee pursuant to its provisions will be secondary and supplemental to any comparable benefits provided by another employer.”

11	GOVERNING LAW

The provisions of this letter shall be governed and construed in accordance with the laws of England and Wales and each party submits to the exclusive jurisdiction of the courts of England and Wales.

Signed as a deed by	/s/ STEPHEN HOWARD
acting by Cookson Group plc	/s/ RICHARD MALTHOUSE

Signed as a deed by
Gian Carlo Cozzani in the presence of:	/s/ GIAN CARLO COZZANI

Witness : /s/ JACQUELINE DETROZ